UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(formerly BANKERS TRUST COMPANY)
(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK (Address of principal executive offices)	10005 (Zip Code)
Deutsche Bank Trust Company Americas
Attention: Lynne Malina
Legal Department
60 Wall Street, 37th Floor
New York, New York 10005
(212) 250 — 0677
(Name, address and telephone number of agent for service)

CEF Equipment Holding, L.L.C.
(Exact name of obligor as specified in its charter)

Delaware	73-3066756
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
Copies To:
Charles E. Rhodes, Esq.
GE Commercial Finance Capital Market Group
201 Merritt 7
4t Floor Norwalk, CT 06851
Tel: (203) 229-5564
And
Paul Jorissen, Esq.
Mayer Brown LLP
1675 Broadway
New York, New York 10019
(212) 506-2500
Debt Securities
(Title of the Indenture securities)

Item 1. General Information.
     Furnish the following information as to the trustee.
     (a) Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY
     (b) Whether it is authorized to exercise corporate trust powers.
          Yes.
Item 2. Affiliations with Obligor.
     If the obligor is an affiliate of the Trustee, describe each such affiliation.
     None.
Item 3. -15. Not Applicable
Item 16. List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 — Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business — Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers — Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business — Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. — business — Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of June 30, 2009. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 21st day of August, 2009.

DEUTSCHE BANK TRUST COMPANY AMERICAS
/s/ Louis Bodi
By: Louis Bodi
Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank JERSEY CITY City NJ 07311-3901 State Zip Code FDIC Certificate Number: 00623 Printed on 8/17/2009 at 3:14 PM Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for June 30, 2009 All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter. FFIEC 031 Page RC-1 13 Schedule RC—Balance Sheet Dollar Amounts in Thousands RCFD Tril | Bil | Mil | Thou ASSETS 1. Cash and balances due from depository institutions (from Schedule RCA): a. Noninterest-bearing balances and currency and coin (1) 1,416,000 1.a b. Interest-bearing balances (2) 0071 12,390,000 1.b 2. Securities: a. Held-to-maturity securities (from Schedule RC-B, column A) 1754 0 2.a b. Available-for-sale securities (from Schedule RC-B, column D) 1773 1,759,000 2.b 3. Federal funds sold and securities purchased under agreements to resell: RCON a. Federal funds sold in domestic offices B967 112,000 3.a RCFD b. Securities purchased under agreements to resell (3] B989 1,008,000 3.b 4. Loans and lease financing receivables (from Schedule RC-C): a. Loans and leases held for sale 5369 4.a b. Loans and leases, net of unearned income B528 13,634,000 4.b c. LESS: Allowance for loan and lease losses 3123 112,000 4.c d. Loans and leases, net of unearned income and allowance (item 4.b minus 4c) B529 13,522,000 4.d 5. Trading assets (from Schedule RC-D1 3545 5,934,000 5 6. Premises and fixed assets (including capitalized leases) 2145 51,000 6 7. Other real estate owned (from Schedule RC-M) 2150 0 7 8. Investments in unconsolidated subsidiaries and associated companies 2130 0 8 9. Direct and indirect investments in real estate ventures 3656 0 9 10. Intangible assets: a. Goodwill 3163 0 10.a b. Other intangible assets (from Schedule RC-M) 0426 58,000 10.b 11. Other assets (from Schedule RC-F1 2160 5,168,000 11 2. Total assets (sum of items 1 through 11) 2170 41,418,000 12 (1) Includes cash items in process of collection and unposted debits. (2) Includes time certificates of deposit not held for trading. (3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank FDIC Certificate Number: 00623 Printed on 8/17/2009 at 3:14 PM FFIEC 031 Page RC-2 14
Schedule RC Continued Dollar Amounts in Thousands Tril Bil | Mil | Thou LIABILITIES 13. Deposits: RCON a. In domestic offices (sum of totals of columns A and C from 2200 8,713,000 13,a Schedule RC-E, part I) (11 Noninterest-bearing (1) 6631 5,727,000 13.a.l (2) Interest-bearing. 6636 2.986,000 13.a.2 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN (from Schedule RC-E, part II 2200 9,914,000 13.b (1) Noninterest-bearing 6631 4,222,000 13.b.1 (2) Interest-bearing 6636 5,692,000 13.b.2 14. Federal funds purchased and securities sold under agreements to RCON repurchase: a. Federal funds purchased in domestic offices (2) B993 8,714,000 14.a RCFD b. Securities sold under agreements to repurchase (3) B995 0 14.b 15. Trading liabilities (from Schedule RC-D) 3548 208,000 15 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 2,685,000 16 17. and 18. Not applicable 19. Subordinated notes and debentures (4) 3200 0 19 20. Other liabilities (from Schedule RC-G) 2930 2,097,000 20 21. Total liabilities (sum of items 13 through 20) 2948 32,331,000 21 22. Not applicable EQUITY CAPITAL Bank Equity Captal 23. Perpetual preferred stock and related surplus 3838 1,500,000 23 24. Common stock 3230 2,127,000 24 25. Surplus (excludes all surplus related to preferred stock) 3839 592,000 25 26. a. Retained earnings 3632 4,423,000 26.a b. Accumulated other comprehensive income (5) B53O (39,000) 26. b c. Other equity capital components (6) A130 0 26.C 27. a. Total bank equity capital (sum of items 23 through 26.c) 3210 8,608,000 27.a b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 479,000 27. b 28. Total equity capital (sum of items 27.a and 27.b) G105 9,087,000 28 29. Total liabilities and equity capital (sum of items 21 and 28) 3300 41.418.000 29 Memorandum To be reported with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external RCFD Number auditors as of any date during 2008 6724 N/A M.1 1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a ceitified public accounting firm which submits a report on the bank 2 = Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting Firm which submits a report on the consolidated holding company (but not on the bank separately) 3 = Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm. To be reported with the March Report of Condition. 2. Bank’s fiscal year-end date RCON MM /DD M.2 8678 N/A 4 = Directo rs examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority) 5 = Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority} 6 = Review of the bank’s financial statements by external auditors 7 = Compilation of the bank’s financial statements by external auditors 8 = Other audit procedures (excluding tax preparation work) 9 = No external audit work (1) Includes total demand deposits and noninteiest-bearing time and savings deposits. (2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.” (3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity. (4) Includes limited-life preferred stock and related surplus. (5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments. (6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.
NYDB01 17584093.2 27-Aug-09 19:38